SPX FLOW, Inc.

13320 Ballantyne Corporate Place

Charlotte, NC 28277

August 19, 2015

VIA EDGAR AND COURIER

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             SPX Flow, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed July 13, 2015
File No. 001-37393

Dear Ms. Ravitz:

This letter sets forth the response of SPX FLOW, Inc. (the “Company”) to the comment letter, dated August 3, 2015, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to the Registration Statement on Form 10 of the Company filed on July 13, 2015 (“Amendment No. 1”). This letter is being filed today with Amendment No. 2 to the Registration Statement on Form 10 (“Amendment No. 2”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of Amendment No. 2 marked to show changes from Amendment No. 1.

General

1.                                      We note your response to our prior comment number 4.  It appears that you anticipate receiving a report, opinion or appraisal materially relating to the transaction regarding solvency.  As such, please supply the disclosure requested in our prior comment.

Response:

The Company has revised the disclosure on page 46 of Amendment No. 2 in response to the Staff’s comment.

Cost overruns, inflation, delays and other risks, page 23

2.                                      We note your response to prior comment number 5; however, the significance to your business of your long-term contracts remains unclear.  Please advise.  Please file any material contracts required by Item 601(b)(10)(ii)(B) of Regulation S-K as applicable.

Response:

The majority of the revenues for the Company’s long-term customer contracts are recorded under the percentage-of-completion method of accounting.  During 2014, 2013 and 2012, approximately 21%, 22% and 24%, respectively, of the Company’s total revenues were recorded under the percentage-of-completion method.  The Company’s long-term customer contracts typically range from six to eighteen months and rarely exceed two years in duration.  In addition, revenues associated with these long-term contracts generally range from $5.0 million to $20.0 million per contract and rarely exceed $50.0 million per contract.

The Company often enters into fixed-price supply arrangements for materials required under long-term customer contracts at the inception of such contracts.  In addition, the Company operates in geographic regions where labor rates generally are stable.  These factors, in combination with the relatively modest duration of the Company’s long-term customer contracts, minimize the risk associated with potential cost inflation on these contracts.

The primary currencies for the Company’s cash flows from its long-term customer contracts are the U.S. Dollar, Euro, Great Britain Pound, and Chinese Yuan.  In order to manage the potential foreign currency exchange rate risk associated with its long-term customer contracts, the Company generally maintains the cash inflows from these contracts in the same currency as the related cash outflows either through (i) negotiated terms with its customers and vendors or (ii) foreign currency forward contracts with third-party financial institutions.  As noted on page 78 of Amendment No. 2, the notional amount of the Company’s foreign currency forward contracts is $60.1 million, with all such contracts scheduled to mature within twelve months.  These measures, in combination with the relatively modest duration of the Company’s long-term customer contracts, minimize the risk to these contracts associated with fluctuations in foreign currency exchange rates.

Despite the relatively modest duration of its long-term customer contracts, the Company is exposed to potential cost overruns, delays, penalties or liquidated damages under these contracts.  The Company has revised the disclosure on page 22 of Amendment No. 2 to clarify the potential risks associated with its long-term customer contracts.

The Company respectfully advises the Staff that it does not have any material contracts that are required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Material U.S. Federal Income Tax Consequences of the Distribution, page 41

3.                                      We note your revisions in response to former comment 2.  Please revise to disclose the material assumptions underlying counsel’s ability to opine that the transaction will be tax free.  In addition, revise to clarify the specific facts giving rise to uncertainty regarding the treatment of the transaction as tax free.

Response:

The Company has revised the disclosure on page 41 of Amendment No. 2 to disclose certain material assumptions underlying the opinion of tax counsel in response to the Staff’s comment.

The Company respectfully advises the Staff that there are no specific facts that give rise to uncertainty regarding the treatment of the transaction as tax free.

Certain Relationships and Related Party Transactions, page 134

4.                                      Please tell us why you removed disclosure regarding the lease agreements you will enter into with SPX in connection with this transaction.

Response:

The Company removed draft disclosure relating to a potential lease agreement between the Company and SPX Corporation (“SPX”) because the Company determined that such lease was not material.

In connection with the spin-off, the Company will assume ownership of SPX’s corporate headquarters building. In addition, the Company expects to lease approximately 30%, or 55,000 square feet, of this building’s office space to SPX.  The lease is intended to have a term of five years, at current market rates.

Exhibits

5.                                      Please file Schedule A and B referenced in section 1.1 of Exhibit 10.1 or advise.

Response:

The Company will file Schedules A and B referenced in section 1.1 of Exhibit 10.1 in a future filing, following their completion.

We hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (704) 752-4478 or Brian Webb at (704) 752-7447. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Jeremy W. Smeltser

Jeremy W. Smeltser
President,
SPX FLOW, Inc.

cc:                                Dennis Hult (Securities and Exchange Commission)
Jay Webb (Securities and Exchange Commission)
Kate Maher (Securities and Exchange Commission)
Brian Webb (SPX FLOW, Inc.)
Philip Richter (Fried, Frank, Harris, Shriver & Jacobson LLP)
Joshua Wechsler (Fried, Frank, Harris, Shriver & Jacobson LLP)